OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Emett Stone

383 Bay Shore Ave. Unit 220

Long Beach, CA 90803

707-327-7628

http://bargible.com/

SAFE | $4MM Valuation Cap | 25% Discount

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

The following summary highlights selected information contained in this offering. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering, including, but not limited to, the risk factors. References to "we," "us," "our," or the "Company" mean Bargible, Inc.

Target offering amount: $100,000 Deadline: April 30, 2017.

The Company will not accept investment in excess of the target amount of $100,000.00

Perks:

$200+ All Bargible games are free for one month + Bargible T-Shirt (Made just for the Originals)

$1,500+ All Bargible games are free + Bargible T-Shirt (Made just for the Originals) + All products won in Bargible are free of charge (Ending price will be waived) for one month.

$2,500+ You are a founding investor and your name will be etched into a personalized engraved plaque + All Bargible games and products won in Bargible are free for 2 months + Bargible T-Shirt (Made just for the Originals)

$4,500+ You're awesome! Let's get in touch so we can talk about our special deal + Gold standard personalized engraved plaque + Invitation to the company launch party + Bargible T-Shirt (Made just for the Originals)

THE COMPANY AND ITS BUSINESS

The company's business

Bargible, Inc. ("Bargible" or the "Company"), is a California corporation that is developing an interactive ecommerce platform where customers play games to win products at discount.

THE TEAM

Officers and directors

Emett Stone	CEO, CFO, and Director
Chad Palsulich	CTO, and Secretary

<u>Emett Stone:</u>

Emett's responsibilities have shifted away from development and now vary from product design, marketing and strategy to CFO. For the past year he has been financing the company via his job as a Portfolio Analyst at Capital Group.

Emett Stone has always been curious. At the age of five he became obsessed with music, so he taught himself how to play piano. Then he moved onto the Guitar, then Violin, Trumpet, Coronet, Baritone, and Trombone.

In his Freshman year of high school, he helped re-build a 1977 Chevrolet step side, and later in high school he found his interest in anatomy, and started interning at a surgical office where he would spend many weekend nights in the ER scrubbing in on various surgeries.

In college he moved away from Biology and discovered his love for Math and Economics, as well as his love for travel. He used his passions to work on a solution for airline boarding times using Monte Carlo simulation. Post graduation, he started building an online platform environment where contractors could virtually bid on construction jobs, and consumers could be more selective. After moving from San Francisco to Los Angeles, he started building Bargible.

Emett earned a BS in Quantitative Economics at Cal Poly, San Luis Obispo. In his fleeting spare moments he likes to hike. He also still loves playing piano.

Chad Palsulich:

Chad is responsible for driving the business-development process. He has helped finance the company for the past year via his job as a Software Engineer at Matchcraft.

Chad Palsulich has spent the last 4+ years in the software development field working in a variety of locations.

He worked as a software developer for Panasonic Avionics developing crew interfaces for in-flight entertainment systems.

He then spent a year in Germany creating a mobile game by himself while also taking German language classes.

Since returning to the US, Chad has been working at Matchcraft where he develops new search engine marketing management tools used by tens of thousands of businesses.

Chad earned a bachelors degree in computer science and engineering from University of California, Irvine. When not working, Chad enjoys spending time with family, lifting weights, and playing computer games.

Related party transactions

There are no Related Party Transactions

RISK FACTORS

Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment.

Risks can include but are not limited the following (Note, each included risk should include a paragraph explanation):

- The Company is currently pre-operations, and plan to launching February. As The Company is currently non-operational, there is added risk that the company will be unable to obtain customers. The Board of Directors has done everything in their power leading up to launch to secure this risk.

- The Company is an online marketplace. We depend highly on customer traffic. As The Company is currently non-operational, there is added risk that the company will be unable to obtain customers. The Board of Directors has done everything in their power leading up to launch to secure this risk.

- The team is comprised of four individuals. Two of which currently have full-time jobs to support The Company financially. This also poses a risk because the Directors are unable to work full time on the company, and be present for all emergencies. Financing is intended to help the founder quit and work full time on The Company.

- Ecommerce is an extremely large market. There are associated risks with entering into such a large market. The Company has created a niche within the $ 350 Billion industry, but there is always the risk of a much larger company becoming a direct competitor.

- There is always the risk of The Company being hacked. Financial details of our customers are safe with our service providers and cannot be accessed through our platform. However, if we were hacked, a user could "drain" our corporate bank account.

- Financial projections and expectations are always inaccurate. The assumptions may be grossly wrong.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Emett Stone	47.78%
Chad Palsulich	47.78%
Ransom Williams	2.45%
Steven Lai	1.99%

Shares owned by all Shareholders are Common Stock.

Classes of securities

The Company is offering Convertible Equity under a Simple Agreement for Future Equity (SAFE).

In the event the Company consummates a Preferred Stock financing prior to a liquidation event or a dissolution event, the amount invested by an Investor for the purchase of such Investor's SAFE (the "Investment Amount") will automatically convert into shares of the Company's Preferred Stock sold in the Preferred Stock financing at the Conversion Price. The "Conversion Price" is calculated by using the lower price per share (i) calculated at a discount rate of 75% of the price per share paid by purchasers in the Preferred Stock financing (i.e., a 25% conversion discount) or (ii) calculated using a "Valuation Cap" equal to $4,000,000.

In the event of a liquidation event or a dissolution event prior to an automatic conversion, each Investor will be entitled to a return of its Investment Amount prior to distributions to equity holders.

In the event of a liquidation event prior to an automatic conversion, each Investor may elect to convert its SAFE into a number of shares of the Company's Common Stock determined by dividing such Investor's Investment Amount by the price per share calculated with reference to the Valuation Cap.

What it means to be a holder of a SAFE

No Investor in the offering will be entitled to vote or receive dividends or be deemed the holder of any capital stock of the Company, nor will any provision of the SAFE be construed to confer any such rights of a stockholder of the Company or any right to vote, including without limitation, the right to vote for the election of directors or upon any matter submitted to the stockholders from time to time at any meeting thereof, or to give or withhold consent to any corporation action or receive notice of any meetings, unless and until capital stock of the Company has been issued to the Investor pursuant to the terms of the SAFE.

1. Events

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. **Definitions**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company occurring after the Equity Financing, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. ***Miscellaneous***

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the period ending December 31, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of operations

The Company does not have any operating history

Financial milestones

- After bringing on the last full time employee The Company now spends $5,600 per month on (2) full time employee salaries. This has caused some liquidity issues, but the Directors have been able to manage the expenses by working their full time jobs.

Liquidity and capital resources

- The Company was accepted into the Expert Dojo accelerator, and have met a number of Early-Stage Venture Capital firms. Many of the firms need to see proof of revenue generation before an official VC investment.

Indebtedness

- The Company has no outstanding debt.

Recent offerings of securities

There have not been any recent offerings.

USE OF PROCEEDS

The net proceeds of this offering will be used primarily to commercialize and advertise The Company platform and products, continue development, and product acquisition. The below allocations assume a six month time horizon.

Minimum use of proceeds ($10K):

Employee costs: $8,000.00

Products: $2,000.00

Maximum use of proceeds ($100K):

Salaries: $53,600.00

Rip Media digital marketing campaign: $12,000.00

Media Ad buys and Social Media ads: $14,400.00

Products: $20,000.00

Irregular Use of Proceeds

The company will incur irregular use of proceeds. Irregular Use of Proceeds include but are not limited to the following (Only if expense could be over $10K): Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments

REGULATORY INFORMATION

Disqualification

There have never been any account of "Bad Acts"

Annual reports

There will be Annual Reports made August of every year. The Annual Report will be distributed on the company website, http://bargible.com.

Compliance failure

The Company has never failed to comply with Reg CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company’s profile page on StartEngine.com.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT’S REVIEW FOR BARGIBLE INC.

I, Emett L. Stone, the Chief Executive Office of Bargible, Inc., hereby certify that the financial statements of Bargible, Inc. and notes thereto for the periods ending December 31, 2016 included in this Form C offering statement are true and complete in all material respects.

IN WITNESS WHEREOF, the Principal Executive Officer's Financial Statement Certification has been executed as of the 20th day of January, 2017.

X Emett Stone

Emett Stone
Chief Executive Officer

Bargible Inc
Balance Sheet
As of December 31, 2016

		Total
ASSETS		
Current Assets		
Bank Accounts		
OPERATING (1443)		14,592.52
Total Bank Accounts	**$**	**14,592.52**
Total Current Assets	**$**	**14,592.52**
TOTAL ASSETS	**$**	**14,592.52**
LIABILITIES AND EQUITY		
Total Liabilities		
Equity		
Opening Balance Equity		8,594.64
Owner's Investment		44,988.00
Retained Earnings		
Net Income		-38,990.12
Total Equity	**$**	**14,592.52**
TOTAL LIABILITIES AND EQUITY	**$**	**14,592.52**

Friday, Jan 20, 2017 03:12:34 PM GMT-8 - Accrual Basis

Bargible Inc Profit and Loss

August 2015 - December 2016

		Total
Income		
Sales		70.04
Total Income	**$**	**70.04**
Expenses		
Advertising & Marketing		1,828.62
Bank Charges & Fees		24.00
Contractors		33,328.65
Job Supplies		506.00
Legal & Professional Services		636.25
Meals & Entertainment		762.96
Office Supplies & Software		1,514.31
Other Business Expenses		186.70
Travel		43.50
Uncategorized Expense		229.17
Total Expenses	**$**	**39,060.16**
Net Income	**-$**	**38,990.12**

Friday, Jan 20, 2017 03:09:36 PM GMT-8 - Accrual Basis

Bargible Inc
Statement of Cash Flows
January - December 2016

		Total
OPERATING ACTIVITIES		
Net Income		-38,990.12
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	**-$**	**38,990.12**
FINANCING ACTIVITIES		
Opening Balance Equity		8,594.64
Owner's Investment		44,988.00
Net cash provided by financing activities	**$**	**53,582.64**
Net cash increase for period	**$**	**14,592.52**
Cash at end of period	**$**	**14,592.52**

Friday, Jan 20, 2017 03:14:07 PM GMT-8

BARGIBLE INC
CAPITALIZATION TABLE
AS OF: 31-Jan-17

Authorized Stock:
30,000,000 shares of common stock
20,000,000 shares of blank check preferred stock

Shareholder	Common Shares	% Common Shares	Preferred Shares	% Fully Diluted
Emett Stone	3,000,000	47.61%		47.61%
Chad Palsulick	3,000,000	47.61%		47.61%
Auvergne Ransom Williams	153,846	2.44%		2.44%
Brad Yasar	20,720	0.33%		0.33%
Steven Lai	126,012	2.00%		2.00%
		0.00%		0.00%
Total	6,300,578	100.00%	-	100.00%

December 31, 2016

Notes to Financial Statements

NOTE 1 - Nature of Operations

Organization and Description of Business

Bargible, Inc. ("Baargible", "we", "us", "our", or the "Company") is a California corporation formed August, 2015 as a California C-Corporation. Bargible is based in Long Beach, CA. As of the date of this private placement memorandum, Bargible has developed an online marketplace, which we intend to host, market, sell and distribute retail products in the U.S.A. Bargible is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Reporting

This summary of significant accounting policies of Bargible, Inc. is presented to assist m understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

The Company has had no revenue from its inception in August, 2015 through December 31, 2016. Accordingly, the Company also had no returns during that period.

Cash and Cash Equivalents

The Company considers cash equivalents with original maturities of ninety (90) days or less to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2016.

Inventory

The Company had no inventory as of December 31, 2016

Property and Equipment

The Company did not have any property and/or equipment as of December 31, 2016

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Offering Costs

The Company did not incur any fundraising/offering costs during the fiscal year ended December 31, 2016.

Impairment of Long Lived Assets

Current accounting literature requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company did not have any long-lived assets as of December 31, 2016.

Fair Value of Financial Instruments

The Company has adopted a standard related to the accounting for financial assets and financial liabilities and items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually. This standard provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements. Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure fair value, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a fair value measurement. The adoption of this standard did not have a material effect on the Company's financial position, results of operations or cash flows.

The Company has adopted an accounting standard for applying fair value measurements to certain assets, liabilities and transactions that are periodically measured at fair value. The adoption did not have a material effect on the Company's financial position, results of operations or cash flows. The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at fair value. This standard clarifies how a company should measure the fair value of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The adoption of this standard did not have a material impact on the Company's financial statements. The fair value accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

As of December 31, 2016, the Company’s only asset consisted of cash, which is a Level 1 asset. The Company did not have any liabilities as of December 31, 2016.

Stock Based Compensation

The Company records stock-based compensation as a charge to earnings net of the estimated impact of forfeited awards. As such, the Company recognizes stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants. The cumulative affect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision.

Accounts Receivable

The Company had no outstanding Accounts Receivables as of December 31, 2016. Therefore, there was no need for an allowance for Doubtful Accounts.

Basic and Diluted Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive securities at December 31, 2016.

NOTE 3 - Assets

The Company’s only recorded asset(s) as of both December 31, 2016 was cash.

As previously stated, the Company had no revenue generating activities during fiscal year 2016; therefore the Company did not have any trade/account receivables.

The Company did not have any property and/or equipment as of December 31, 2016. Accordingly, the Company did not have any related depreciation and/or amortization expense during the fiscal year.

NOTE 4 - Liabilities

The Company did not have any recorded liabilities as of December 31, 2016.

NOTE 6 – Controlling Ownership

As of December 31, 2016 Emett Stone, the Company's Chairman and Chief Executive Officer, and Chad Palsulich, the Company'sChief Technical Officer Officer, held controlling ownership of the Company. The Company's Cap Table provides detail regarding the controlling ownership as of December 31, 2016.

As controlling owners, they are able to exercise significant control over all matters requiring stockholder approval, including the election of Directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying and/or preventing a change in control and might adversely affect the market price of the Company's common stock. This concentration of ownership may not be in the best interests of the Company's stockholders.

NOTE 7 - Income Taxes

Deferred taxes represent the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Temporary differences result primarily from the recording of tax benefits of net operating loss carry forwards and stock-based compensation.

As of December 31, 2016, the Company has an insufficient history to support the likelihood of ultimate realization of the benefit associated with the deferred tax asset.

NOTE 8 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. From its inception through December 31, 2016, the Company has not accrued revenue. In addition, the Company has experienced negative cash flows from operating activities for the fiscal year ended December 31, 2016.

Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing, and/or succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the fiscal year ended December 31, 2016, Management devoted considerable effort toward (i) obtaining additional capital, (ii) controlling salaries and general and administrative expenses, and (iii) management of accounts payable and cash disbursements. While Management believes that these actions have been beneficial, the Company currently has limited liquidity, limited access to capital, and no revenue generating activities. These factors, and others, raise substantial doubt about our ability to continue as a going concern. Management anticipates the Company will be dependent, for the foreseeable future, on additional capital to fund further development of our infrastructure and to fund operations until such time we have sufficient revenues to meet our cost structure. Additional capital is required in order to effect the Company's business plan to develop, produce, and market its

NOTE 9 - Legal Proceedings

The Company is not currently the subject of any pending legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Private Placement Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Private Placement Memorandum.

Bargible, Inc. ("Baargible", "we", "us", "our", or the "Company") is a California corporation formed August, 2015 as a California C-Corporation. Bargible is based in Long Beach, CA. As of the date of this private placement memorandum, Bargible has developed an online marketplace, which we intend to host, market, sell and distribute retail products in the U.S.A. Bargible is a development stage company with no revenue generation up to the date of this private placement memorandum. We have not made any sales and do not have an existing customer base.

Results of Operations

Inception to December 31, 2016

Revenue. As previously stated, the Company did not have any revenue generating operations, nor did it have any related cost of goods sold. We anticipate that revenue-generating activities will commence in the fourth quarter of 2017 from the expected sales of Bargible products.

Operating Expenses. Operating expenses for the period ending December 31, 2016 totaled $39,060.16, of which $33,328.65 were related to Contractoring activities.

Currently, operating expenses exceed revenue because we do not have sales. We cannot assure when or if revenue will exceed operating costs.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

Bargible, Inc. is pending **StartEngine Approval.**



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Investors
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Raised of $10k - $100k goal
Bargible, Inc.
Have fun while discovering the best product deals!
Small OPO
Long Beach, CA
E-Commerce
0% funded with 82 days left

Overview | Team | Terms | Engage | SHARE

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We are Bargible

Play Auction Games to Win Real Prizes.



3 AMC Movie Tickets
1:39
chad froze steven, ransom, and emett.
chad destroyed bids!
ransom bid once.
:02
$4.35
BID +$.01
$4.35
MY BID

Company Overview:

At Bargible, we've created a new kind of auction:

We are an online marketplace where players have fun while discovering the best deals.

Problem:

First, eCommerce overlooks engaging, live competition. At most, players passively bid, and auctions usually leave winning to chance.

Second, customer-to-customer eCommerce lacks convenience. Auction sites typically last for several days to several hours, and traditional sites are extremely hard to navigate.

Third, no platform merges user-to-user interaction with steep discounts.

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Solution:

We've introduced strategy and game elements while maintaining a level of elegant simplicity: players bid on products, while gaining the powers to freeze, steal, and destroy other players' bids.

Players win in a matter of minutes, then redeem for their product.

User onboarding is made simple by categorizing products into levels which players must unlock through participation.

Investment Perks

All early stage investors in Bargible get added benefits on top of Financial Offering terms:

$250+ All Bargible games are free for one month + Bargible T-Shirt (Made just for the Originals)
$1,500+ All Bargible games are free + Bargible T-Shirt (Made just for the Originals) + All products won in Bargible are free of charge (Ending price will be waived) for one month.
$2,500+ You are a founding investor and your name will be etched into a personalized engraved plaque + All Bargible games and products won in Bargible are free for 2 months + Bargible T-Shirt (Made just for the Originals)
$4,500+ You're awesome! Let's get in touch so we can talk about our special deal + Gold standard personalized engraved plaque + Invitation to the company launch party + Bargible T-Shirt (Made just for the Originals)

Funds raised to date: $45,000

Invest:
SAFE (Simple Agreement for Future Equity)
$4M valuation cap| 25% discount
If you invest, you're betting the company will be worth more than $4M in the future.



THE GAME PANEL
After joining an auction, it's time to get your game face on! Place the last bid to win your prize.
Oculus Rift Headset
1:39
$123.35
GAME CLOCK
Bid before the time runs out to win!
BID BUTTON
Tap the large green button to place a bid. The current bid is displayed.
GAME ELEMENTS
Freeze, Steal, and Destroy other players' bids.
JOINING GAMES
Players join Bargible games by committing Credits.
Credits are available through low-cost packages.
GAME ELEMENTS
In Bargible, you can destroy, freeze, and steal from other players' bids.
Destroy
Destroy bids from the top 20% of players. Unlocks after you bid 10 times.
Freeze
Temporarily prevent 20% of players from bidding. Unlocks after you bid 5 times.
Steal
Steal 5 bids from 10% of players. Unlocks after you bid 15 times.



BARGIBLE
LIVE AUCTIONS
1:35
2:39
3 AMC Movie Tickets
JOIN
$15 Domino's Gift Card
JOIN
UPCOMING AUCTIONS
Oculus Rift Headset
WATCH
X4 Phantom Drone
WATCH

PLAYER TESTIMONIALS:

"Gaming while shopping is a whole new experience that felt like a lot of fun. I was thrilled that I could potentially receive such a large discount on items that I would really want. This is extremely compelling."
-Male alpha participant (40)

"It's a fun game to play and I like the power-ups available to steal, freeze, and destroy. I can't wait until there are multiple rounds going at the same time so I can continue playing."
-Male alpha participant (33)

"I can't wait for more rounds to be live at the same time! I know that you guys still have a lot of work, but I entered into the game three consecutive nights because I wanted to win."
-Female alpha participant (33)



Let's Build Something Huge

We started building Bargible 1 year ago because we believe that there isn't much that is more important than having fun.

Bargible, and our team, work every day to enhance people's experience and customization in eCommerce. Sure, there are many other important things in life, but if you're not having fun while doing something, why do it? We are in an age where it's getting easier and easier to make things more efficient, so we think it's about time to introduce some enjoyment while winning products at ridiculously low prices.

We recognize that initially Bargible will not be for every online shopper... so we want to focus on our core target market by making Bargible a game first and eCommerce second. Ever since our Alpha launch in November 2016, we noticed that many of our players were habitual gamers, so we are designing Bargible such that we are tailored to them first.

If you love games, and you love finding the best deals out there, then you love Bargible. As we're growing, we'll shift our focus from being the sole merchant to being a marketplace, where other merchants can take advantage of our platform by hosting products.

Our Competitive Advantage

We have focused our efforts on creating value for the customer through the end to end customer experience.

Bargible engages with players by creating a platform where they can compete and interact. By doing this we create a stronger platform to user bond, making our users want to come back.

This ultimately converts to more revenue generation for the company as well as user satisfaction and savings.


:02
Convenient:
Users are notified when the games they're interested in begin. Games last only a few minutes.
Socialized Winning:
We give users access to new things for sharing their winnings with friends.
Design & Brand:
Bargible games elicit the emotion and satisfaction of winning.


Engagement:
Players compete and win products at steep discounts
Loyalty:
Bargible strengthens the platform to user bond
Revenue Conversion:
Cost structure is designed to incentivize user recurrence
BARGIBLE
Bargible:
Facilitates user interaction and secures huge discounts for players

Our Market Details



Convenience
Old interface
New interface
Inconvenience

Positioned to reach Mass Market

Age range: **19-40**
Socio-economic demographic:
Single income: **$35-90,000**
Dual income: **$60-130,000**
At least high school degree

Bargible merges eCommerce with Mobile Gaming.

eCommerce Market Data

- **$450 Billion** eCommerce market by 2020
- **$105 Billion** Customer to Customer auction market



600
500
400
300
200
100
0
294.45
322.17
353.68
389.38
425.75
459.23
485.27
2015
2016
2017*
2018*
2019*
2020*
2021*

Retail eCommerce sales in the United States from 2015 - 2021 (in billion U.S. dollars)

Gaming Market Data

- **200 Million** Mobile Game players
- **$~150 Billion** Mobile Gaming market



37%

of mobile app users with 30 minutes of free time choose to play games, more than any other activity.

Quantity: Bargible targets the user that wants to kill time playing games for products. That's about 74 million people per day!

Revenue: Mobile game users spend an average of $87 on in-app purchases.



Monthly Revenue by Mobile Game Genre
Millions of dollars in July, 2016 in the U.S.
STRATEGY 194
ROLE PLAYING 162
ADVENTURE 114
ACTION 98
PUZZLE 93
ARCADE 87
CARD 78
CASINO 78
SIMULATION 72
CASUAL 65
SPORTS 27
FAMILY 19
RACING 14
BOARD 11
DICE 8
WORD 6
EDUCATIONAL 1
0
20
40
60
80
100
120
140
160
SurveyMonkey

Bargible falls into the CASUAL category... Approximately $65 Million per month.

Use of proceeds

The net proceeds of this offering will be used primarily to commercialize and advertise The Company platform and products, continue development, and product acquisition. The below allocations assume a six month time horizon.

Minimum Threshold ($10K):
Salaries: $8,000.00
Product Acquisition: $2,000.00

Maximum Threshold ($100K):
Salaries: $53,600.00
Rip Media digital marketing campaign: $12,000.00
Media Ad buys and Social Media ads: $14,400.00
Product Acquisition: $20,000.00

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Meet the Founders



Emett Stone

CEO/Founder

Emett Stone has always been curious. At the age of five he became obsessed with music, so he taught himself how to play piano. Then he moved onto the Guitar, then Violin, Trumpet, Coronet, Baritone, and Trombone. In his Freshman year of high school, he helped re-build a 1977 Chevrolet step side, and later in high school he found his interest in anatomy, and started interning at a surgical office where he would spend many weekend nights in the ER scrubbing in on various surgeries. In college he moved away from Biology and discovered his love for Math and Economics, as well as his love for travel. He used his passions to work on a solution for airline boarding times using Monte Carlo simulation. Post graduation, he started building an online platform environment where contractors could virtually bid on construction jobs, and consumers could be more selective. After moving from San Francisco to Los Angeles, he started building Bargible. Emett earned a BS in Quantitative Economics at Cal Poly, San Luis Obispo. In his fleeting spare moments he likes to hike. He also still loves playing piano.



Ransom Williams

Lead Dev/Co-Founder

Ransom Williams has 20+ years of software development experience, including about 6 or 7 years in industry. Since 2013, he's rediscovered the joy of web development: A couple of years at a small startup in inland China followed by a few months in Manila. He then returned to Los Angeles in 2015. After a few months he was contacted by Emett, who had started a Flask+React project that he was interested in collaborating on. Together, the entire Bargible team is building a real-time web experience that integrates with people's daily lives. Ransom received an undergraduate degree in math from Caltech and continues to enjoy proofs in his spare time. Fun Fact: Ransom has had the same guitar since he was 15: A black mid-90's Mexican Stratocaster.



Chad Palsulich

CTO/Co-Founder

Chad Palsulich has spent the last 4+ years in the software development field working in a variety of locations. He worked as a software developer for Panasonic Avionics developing crew interfaces for in-flight entertainment systems. He then spent a year in Germany creating a mobile game by himself while also taking German language classes. Since returning to the US, Chad has been working at Matchcraft where he develops new search engine marketing management tools used by tens of thousands of businesses. Chad earned a bachelors degree in computer science and engineering from University of California, Irvine. When not working, Chad enjoys spending time with family, lifting weights, and playing computer games.

Chat



Steven Lai

Lead Designer/Co-Founder

Steven Lai is an artist and designer. He was employed as a interface & graphic designer for Parlio.com, Agora.io, and several student-run startups during his time at Cornell University. His work centers around early-stage startups, while his primary focus is on interface design, he handles everything from marketing content to motion graphics to graphic design. His hobbies include biking, hiking, reading, and drawing.

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Offering Summary

The following summary highlights selected information contained in this offering. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this offering, including, but not limited to, the risk factors. References to "we," "us," "our," or the "Company" mean Bargible, Inc.

Our Company

Bargible, Inc. ("Bargible" or the "Company"), is a California corporation that is developing an interactive ecommerce platform where customers play games to win products at discount.

The Offering

All early stage investor's in Bargible get added benefits on top of Financial Offering terms:

Funding Goal:	$100,000.00
Minimum Investment:	$100.00
Valuation Cap:	$4,000,000.00
Conversion Discount	25%
Use of Proceeds:	The net proceeds of this offering will be used primarily to commercialize and advertise the Bargible platform and products, continue development, and product acquisition.
Risk Factors:	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment.

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$200+ All Bargible games are free for one month + Bargible T-Shirt (Made just for the Originals)

$1,500+ All Bargible games are free + Bargible T-Shirt (Made just for the Originals) + All products won in Bargible are free of charge (Ending price will be waived) for one month.

$2,500+ You are a founding member and your name will be etched into a personalized engraved plaque + All Bargible games and products wonin Bargible are free for 2 months + Bargible T-Shirt (Made just for the Originals)

$4,500+ You're awesome! Let's get in touch so we can talk about our special deal + Gold standard personalized engraved plaque + Invitation to the company launch party + Bargible T-Shirt (Made just for the Originals)

Invest:

SAFE (Simple Agreement for Future Equity)

$4M valuation cap | 0% interest | 25% discount

If you invest, you're betting the company will be worth more than $4M in the future.

*A **SAFE** is a ***S****imple* ***A****greement for* ***F****uture* ***E****quity*. An investor makes a cash investment in a company, butgets company stock at a later date, in connection with a specific event. **A safe is not a debt instrument**, but is intended to be an alternative to convertible notes that is beneficial for both companies and investors.

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Irregular Use of Proceeds

The company will incur any irregular use of proceeds. Irregular Use of Proceeds include butare not limited to the following (Only if expense could be over $10K): Vendor payments andsalary made to one's self, a friend or relative; Any expense labeled "Administration Expenses"that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment";Any expense that is for the purposes of inter-company debt or back payments

The Company will not incur any irregular use of proceeds.

Offering Details

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	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$0.00 USD	$0.00 USD
Cash & Cash Equivalents	$14,592.52 USD	$0.00 USD
Accounts Receivable	$0.00 USD	$0.00 USD
Short-term Debt	$0.00 USD	$0.00 USD
Long-term Debt	$0.00 USD	$0.00 USD
Revenues / Sales	$0.00 USD	$0.00 USD
Costs of Goods Sold	$0.00 USD	$0.00 USD
Taxes Paid	$0.00 USD	$0.00 USD
Net Income	$0.00 USD	$0.00 USD

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Bargible, Inc. to get notified of future updates!

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IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of securities offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR The Company

Scene 1

[Headshot] <intro>: Hi, I'm Emett, founder of The Company.com. The Company is a marketplace where you play can play games to win products.

Scene 2

[screen transitions to a shot of the game interface. There will be a 5-10 seconds of play] Players interact, socialize, and compete with others to win products at steep discounts.

Check out how the players can impact other players by Freezing, Stealing, and destroying each other's coins. At the end of each game, a champion will prevail. [Display the auction end]

Scene 3

[Camera headshot] The Company aims to be the most exciting online marketplace; to build a place where our customers play to have fun while discovering the best deals.

[Screen transitions to a person who looks bored on the computer] Instead of mindlessly waiting days for an auction to end, with The Company you're able to actively impact other users and win products within a matter of minutes.

Scene 4

[Camera headshot] To participate in The Company games, you must purchase game packages and then play to unlock different levels to get access to bigger and better products.

[Screen shifts to the purchase credits screen] Depending on how active you want to be, there are three game package options, as well as a monthly subscription.

[Camera headshot] We have moved away from the traditional fee structures. Our costs are straight forward, and easy to understand. We can't guarantee that you will win, but we can guarantee some of the best deals out there, and a hell of a lot of fun while playing.

Scene 5

[Camera headshot] Our platform launches in February. Keep and eye out for more information, and I look forward to working with you.

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.